[redacted]

13010669

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Viant Capital, LLC

OFFICIAL USE ONLY
46948
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Washington Street, Suite 325
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott T. Smith — (415) 820-6105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd., #460	Walnut Creek,	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

VIANT CAPITAL LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2012

professional. personalized. service.

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***Steve Gurney***, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 28th day of February, 2013,

at San Francisco, California

Steve Gurney
Viant Capital LLC

OATH OR AFFIRMATION

I, Steve Gurney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Viant Capital, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 28th day of FEBRUARY, 20 13, by STEPHEN JOSEPH GURNEY proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature

Notary Public

Signature

Chief Operating Officer

Title

ANTONIO LOCATELLI
Commission # 1964358
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Viant Capital LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Viant Capital LLC (Company) as of December 31, 2012, and the related statements of operations, changes in Company equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viant Capital LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

February 21, 2013

VIANT CAPITAL LLC
Statement of Financial Condition
December 31, 2012

ASSETS

Cash in bank	$	1,455
Investments, at fair value		362,945
Accounts receivable		246,822
Prepaids and deposits		47,429
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $201,665		21,839
Total Assets	$	680,490

LIABILITIES AND COMPANY EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	99,124
Total Liabilities		99,124
Company equity:		
Contributed capital, net of accumulated withdrawals		(5,370,094)
Cumulative earnings		5,951,460
Total Company equity		581,366
Total Liabilities and Company Equity	$	680,490

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Operations
For the Year Ended December 31, 2012

Revenue	
Retainers and success fees	5,680,918
Net gains on investments	76,389
Miscellaneous income	10
Total revenue	5,757,317
Expenses	
Commission expense	3,026,036
Payroll Related expenses	469,095
Rent, net of subtenants	193,365
Professional fees:	
Legal	482,436
Compliance	17,457
Tax and Accounting	42,700
Computer support	10,928
Insurance	114,068
Travel and entertainment	35,448
Telephone and communication	37,345
Marketing expenses	49,733
Subscriptions and data services	24,854
Office expense	24,645
Regulatory Fees	17,715
Bad debt expense	15,462
State and Federal Taxes	11,790
Depreciation and amortization	13,666
Other	6,891
	4,593,634
Net income	$ 1,163,683

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Changes in Company Equity
For the Year Ended December 31, 2012

	Contributed Capital, net	Accumulated Earnings	Total
Balance - December 31, 2011	$(4,553,548)	$ 4,787,777	$ 234,229
Net income	-	1,163,683	1,163,683
Transfer to Parent	-	-	-
Members Distributions	(816,546)	-	(816,546)
Balance - December 31, 2012	$(5,370,094)	$ 5,951,460	$ 581,366

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:	
Net income	$ 1,163,683
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	13,666
Changes in operating assets and liabilities:	
Increase in accounts receivable	(89,552)
Increase in investments	(358,942)
Increase in lease deposits and prepaid expenses	(11,928)
Increase in accounts payable and accrued liabilities	46,886
Increase in other assets	433
Net cash provided by (used in) operating activities	764,246
Cash flows from investing activities:	
Additions to fixed assets	(5,770)
Net cash provided by (used in) investing activities	(5,770)
Cash flows from financing activities:	
Partner draws	(816,546)
Net cash provided by (used in) financing activities	(816,546)
Net increase in cash	(58,070)
Cash at beginning of year	59,525
Cash at end of year	$ 1,455

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL, LLC
Notes to Financial Statements
December 31, 2012

1. General Information and Summary of Significant Accounting Policies

Description of Business
Viant Capital LLC (the "Company"), a subsidiary of Viant Group LLC (the "Parent"), was incorporated February 3, 1999, and began business June 15, 1999. The Company is registered as a broker dealer in securities under the Securities Exchange Act of 1934.

The Company acts as a placement agent for venture capital financing, underwrites securities transactions, and provides mergers and acquisition advice.

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Warrants
As part of the normal course of business, the Company receives stock warrants in private companies as part of its contractual agreements. These warrants have little, if any, value upon the signing of the agreement. When (and if) the companies mature, and a foreseeable market becomes available, a value would be assigned to the warrant.

Fair Value Measurements
Fair Values are based on quoted market prices when available. In instances where there is little or no market activity for the same or similar instruments, the company estimates fair value using methods, models or assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

U. S. GAAP establishes a hierarchy for inputs (level 1, 2, and 3 inputs, as defined) used in measuring fair value that maximizes the use of observable inputs, and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value

1. General Information and Summary of Significant Accounting Policies (Continued)

measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in it entirely.

The three levels of inputs within the fair value hierarchy are defined as follows:

> Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.
>
> Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.
>
> Level 3 – Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

Additionally, U.S. GAAP requires enhanced disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgment). See note 7, Restricted Securities, for additional information.

Cash and cash equivalents
The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

At December 31, 2012, the cash balance was held in two banks, and did not exceed the FDIC insurance limit.

2. Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 19.07 to 1 at December 31, 2012. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2012, the Company had net capital as defined of $5,197, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Lease Commitment

The rent for 2012 was $193,365, which was net of subtenant rents of $123,546. The following are terms of the lease amendment signed in April of 2010. The amendment includes an additional 2,748 expansion space on the 4th floor in addition to the current 6,115 sq ft on the 3rd floor at 500 Washington Street.

500 Washington	Monthly Payment	Annual Base Rent	Term
December 2011 to August 2013	$ 23,738	$ 284,856	1 year and 9 months
September 2013 to November 2016	$ 24,654	$ 295,848	3 years and 3 months

5. Income Taxes

There is no federal income tax liability for the Company at December 31, 2012. As a Limited Liability Company (LLC) the Company is a flow-through-entity similar to a partnership.

$11,790 was recognized in 2012 for California Franchise Tax expense. The California tax is based on gross receipts.

6. Fixed Assets

At December 31, 2012, the fixed assets were as follows:

Furniture and equipment	$ 159,288
Depreciation of furniture and equipment	(137,449)
Net furniture and equipment	21,839
Tenant improvements – Washington Street	64,216
Amortization of leasehold improvements	(64,216)
Net leasehold improvements	-
Total fixed assets and leasehold improvements	$ 21,839

Furniture and equipment is depreciated on a straight-line basis over 3 – 7 years. The 2006 leasehold improvements were amortized over the term of the initial lease.

7. Restricted Securities

Fair value measurements

During the normal course of business, stock warrants are received for services performed by the Company. The Company currently holds both common and preferred shares of stock of private companies that are executed but not readily marketable. At December 31, 2012, the company had an interest in several private companies' warrants, stock certificates or agreements that management deemed the fair value to be zero. These private company investments would be deemed to be Level 3 due to the lack of significant unobservable inputs.

7. Restricted Securities (Continued)

Converted Warrants
Upsnap, Inc. (UPSN) warrants were converted into 370,000 shares of *restricted* stock. At December 31, 2012 and 2011, the shares were valued at $555 and $259, respectively. The Company is authorized to sell their restricted stock subject to certain limitations. Also, the Company held 5 shares of Oncogenex Pharmaceuticals, Inc. (OGXI) valued at $66 and $59 at December 31, 2012 and 2011, respectively. These public company stocks are deem to be level 1 based on quoted prices in the markets.

For more information on Level 1, 2 and 3 see the Summary of Significant Accounting Policies in Note 1.

Realized Investment Gains and Losses
In the year 2012, the Company was granted 103,414 Restricted Stock Units (RSU) of Renewable Energy Group (REGI) and immediately realized an ordinary gain of $683,574. Subsequently, the Company sold 70,357 shares for $530,975 recognizing a loss of $24,793. In addition, the Company realized a long-term gain of $34,971 on the sale of 3tera shares.

Unrealized Investment Gains and Losses
At December 31, 2012, net gains and losses were $76,389, per the table below.

	2012	2011	Unrealized Gain	Realized Gain	Net Gain
Restricted					
UPSN	$ 555	$ 259	$ 296	$ -	$ 296
OGXI	66	59	7	-	7
3tera	-	-	-	34,971	34,971
Restricted Stock Units					
REGI	193,714	-	193,714	530,975	724,689
REGI Ordinary Gain on Sale	-	-	-	-	(683,574)
	194,335	318	$ 194,017	$ 565,946	76,389
Unrestricted					
Money Market Funds	168,610	3,685			-
Financial Statement Totals	$ 362,945	$ 4,003			$ 76,389

8. Subsequent Events

Management has evaluated subsequent events through February 21, 2013, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

VIANT CAPITAL LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012

Company equity		$ 581,366	
Assets not allowed for net capital purposes:			
Accounts receivable	(246,822)		
Deposits and prepaid assets	(47,429)		
Net furniture and equipment	(21,839)	(316,090)	
Line of credit (LOC) - Viant Group		(200,000)	
Undue concentration		(27,557)	
Haircut on trading and investment securities (15%)		(29,150)	
Haircuts on money market (2%)		(3,372)	
		5,197	A
Minimum net capital required:			
Greater of 6-2/3% of aggregate indebtedness ($99,124) or $5,000		5,000	
Net capital in excess of requirement		$ 197	
Aggregate indebtedness (total liabilities)		$ 99,124	B
Ratio of aggregate indebtedness ($99,124) to net capital ($5,197)		19.07 to 1	
B A			

Reconciliation of above net capital to FOCUS Report filed:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 28,914	$ 43,218	.67 to 1
Change in investment securities		677	
Change in haircut on investment securities		(94)	
Change in cash		31,606	
Change in accounts payable	70,210	(70,210)	
Per statements as finalized	$ 99,124	$ 5,197	19.07 to 1

Schedule II

Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

During the year ended December 31, 2012, the Company carried no margin accounts, did not hold funds or securities for, or owe money or securities to, customers. Therefore, the Formula for Determination of Reserve Requirements under Rule 15c3-3 was not applied since the various items required in the formula were nonexistent in the circumstances as described. A weekly determination of the required balance in the Special Reserve Account for the Exclusive Benefit of Customers, under the reserve formula, was not appropriate under these circumstances. No deposits to this special account were required during the year ended December 31, 2012.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(1).

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation
for Customer's Regulated Commodity Futures and Options Accounts

This schedule is not applicable to the Company's operations in 2012.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Viant Capital LLC
San Francisco, California

In planning and performing our audits of the financial statements and supplemental schedule of *Viant Capital LLC* (the Company), for the year ended December 31, 2012, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members and management of the Company, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 21, 2013

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Viant Capital, LLC
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by *Viant Capital, LLC* and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating *Viant Capital, LLC*'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). *Viant Capital, LLC*'s management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year then ended, *noting some differences.*

   The SIPC-7 reports $5,659,045 gross, $5,624,074 net, with a payment of $14,060; versus FINRA's $5,757,317 gross, $5,680,918 net, and a payment of $14,202. SIPC is owed $142 per our calculation.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences;

5. Compared the amount of the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

February 21, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051602 FINRA Dec
VIANT CAPITAL LLC 10*10
500 WASHINGTON STREET, SUITE 325
SAN FRANCISCO, CA 94111-2947

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dennis Azary (415)671-7606

2. A. General Assessment (item 2e from page 2)		$14,060
B. Less payment made with SIPC-6 filed (exclude interest) July 18 2012 (Date Paid)		(11,206)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		2,854
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$2,854
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$2,854	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Viant Capital, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 19 day of February , 20 13 .

Financial/Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2012 and ending December 31, 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,659,045
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	34,971
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	34,971
2d. SIPC Net Operating Revenues	$5,624,074
2e. General Assessment @ .0025	$14,060

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